FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Execution of an agreement between KOKUBU & CO., LTD. and

MITSUI FOODS CO., LTD. to form a business alliance

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 3, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

April 3, 2006

■	For immediate release

Mitsui & Co., Ltd.

Execution of an agreement between KOKUBU & CO., LTD. and MITSUI FOODS CO., LTD. to form a business alliance

KOKUBU & CO., LTD. (KOKUBU), a leading Japanese food wholesaler, and MITSUI FOODS CO., LTD. (MITSUI FOODS) have agreed in principle to form a business alliance which includes KOKUBU’s support for improvement of management and operations of MITSUI FOODS and co-work in product categories to be reinforced by both companies. MITSUI & CO., LTD (Mitsui), parent company of MITSUI FOODS, has promised full cooperation with their alliance. Detailed information is as follows.

1. Background

Each of KOKUBU and MITSUI FOODS has been working to strengthen its full-line services provided to customers nationwide, as a wholesaler of food and liquor.

Based on a request from Mitsui and MITSUI FOODS, KOKUBU and MITSUI FOODS have entered into an agreement to form a business alliance which includes KOKUBU furnishing support and guidance for the management and operations of MITSUI FOODS in order to improve the business functions and performance of MITSUI FOODS, and both companies co-working in the product categories to be reinforced, aiming at providing better service to customers.

2. Outline of the business alliance

1)	Based on the request from Mitsui and MITSUI FOODS, KOKUBU furnishes support and guidance for the management and operations of MITSUI FOODS, including seconding staff, in order to improve the business functions and performance of MITSUI FOODS.

2)	KOKUBU and MITSUI FOODS co-work in the product categories which need to be reinforced, such as foodstuffs for the prepared-food and food-service industries, frozen and chilled foods, dry foods, confectioneries and pet care products.

3)	KOKUBU and MITSUI FOODS jointly conduct logistics in various areas of the country.

KOKUBU and MITSUI FOODS will form a project team to develop a definitive action plan for each product category, viewing the possibility of forming joint ventures in some business fields, in order to pursue greater synergies. Mitsui will extend full cooperation to their alliance, based upon the long standing business relationship with KOKUBU.

This business alliance does not involve any definitive plan for capital affiliation between KOKUBU and MITSUI FOODS.

For further information, please contact:

Mitsui & Co., Ltd.

Corporate Communications Division

Telephone: +81-3-3285-7564

Investor Relations Division

Telephone: +81-3-3285-7910

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.